BALINCAN USA, INC.

555 Middle Creek Parkway

Suite 100

Colorado Springs, CO 80921

December 7, 2022

VIA EDGAR

Attorney Charli Gibbs-Tabler

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Re:	Balincan USA, Inc.

Form 1-A: Request for Qualification

File No. 024-12004

Dear Sirs/Madam:

Balincan USA, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Friday, December 9, 2022, or as soon as practicable thereafter. For your information, the State of Connecticut is prepared to qualify the Offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Phillip Dignan
Phillip Dignan
CFO